David A. Bell Partner	March 22, 2017	Email dbell@fenwick.com Direct Dial (650) 335-7130

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney‑Advisor
Kathleen Collins, Accounting Branch Chief
Brittany Ebbert, Staff Accountant

Re:	Cloudera, Inc. Amendment No. 2 to Draft Registration Statement on Form S‑1 Submitted on February 27, 2017 CIK No. 0001535379
Ladies and Gentlemen:
On behalf of Cloudera, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2017 (the “Letter”), with respect to the confidential draft registration statement on Form S‑1 (CIK No. 0001535379) that was initially confidentially submitted on December 21, 2016 (as amended, the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.
Prospectus Summary, page 1

1.
Your revised disclosures in response to prior comment 1 refer to the percentage of revenue from public sector customers, which you define on page 44. However, your disclosures on page 2 and elsewhere also refer to “large” public sector customers. Please clarify whether these disclosures refer to the same customer base. If so, revise to ensure consistency throughout. Otherwise, please disclose the percentage of revenue attributable to your “large” public sector organizations on page 2 to clarify the relevance of this target market to your operations.

United States Securities and Exchange Commission
Division of Corporation Finance
March 22, 2017

The Company respectfully advises the Staff that the Company’s “large” public sector customers are a subset of the Company’s public sector customers. The percentage of revenue on page 44 refers to the latter superset. As previously discussed in the Company’s letter to the Staff dated January 27, 2017 (responding to comment 16 of a letter from the Staff to the Company dated January 17, 2017), there is no widely accepted standard for counting and determining the number of governmental customers and there are a variety of ambiguities, judgments and distinctions that could be applied to the counting of governmental customers (including which entities or organizations should be aggregated for these purposes). These same issues apply when trying determine the size of a public sector customer and which public sector revenue should be aggregated together to segregate the “large” public sector customers. In the contexts in which the Company discusses “large public sector organizations,” it is discussing where its selling efforts are directed. While the Company has an ad hoc approach to determining which public sector opportunities merit expending sales resources, the Company not developed a methodology for determining which public sector organizations are “large” that would permit it to publicly report with sufficient rigor only “large” public sector customers. Moreover, since the percentage of revenue from public sector customers was approximately 10.1% of the Company’s total revenue for the fiscal year ended January 31, 2017, the Company does not believe that the revenue from “large” public sector customers, as a subset of all of the Company’s public sector customers, is material to an investor’s understanding of the Company’s operations. As such, the Company respectfully advises the Staff that it does not believe it would be meaningful or useful to investors to disclose the percentage of revenue attributable to these “large” public sector customers in the Registration Statement.
Summary Consolidated Financial Data, page 11

2.
Please revise to disclose, both here and in the Selected Consolidated Financial Data table, the amount of additional stock‑based compensation expense that would have been recorded if the IPO had been completed as of the latest period presented.

The Company advises the Staff that the Company is providing to the Staff, under separate cover, supplemental material containing revised disclosures related to the additional stock‑based compensation expense that will be recorded in connection with the completion of the IPO. As discussed therein, these revised disclosures will give effect to a modification to the majority of the Company’s restricted stock units outstanding as of January 31, 2017 to revise the IPO‑related liquidity event performance requirement.
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United States Securities and Exchange Commission
Division of Corporation Finance
March 22, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335‑7130, or, in my absence, Niki Fang, Esq. at (650) 335‑7252.

Sincerely,

FENWICK & WEST LLP

/s/ David A. Bell

David A. Bell

cc:	Tom Reilly, Chief Executive Officer
Jim Frankola, Chief Financial Officer
David Middler, Esq., Chief Legal Officer
Jay Wedge, Esq., Senior Counsel
Cloudera, Inc.

Niki Fang, Esq.
Jennifer J. Hitchcock, Esq.
Amanda E. Baratz, Esq.
Fenwick & West LLP

Richard C. Blake, Esq.
Heidi E. Mayon, Esq.
Brian Savage, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dane B. Wall
Ernst & Young LLP